EXHIBIT 21

	State or Jurisdiction	Name Under Which
Name of Subsidiary	of Incorporation	Subsidiary Does Business

Flexible Solutions Ltd.	Alberta	Flexible Solutions Ltd.
Natural Chem SECZ Ltd.	Cayman Islands	Natural Chem SECZ Ltd.
Flexible Fermentation Ltd.	Alberta	Flexible Fermentation Ltd.
NanoChem Solutions, Inc.	Nevada	NanoChem Solutions, Inc.
NCS Deferred Corp.	Illinois	NCS Deferred Corp.
ENP Peru Investments LLC	Indiana	ENP Peru Investments LLC
ENP Investments LLC	Indiana	ENP Investments LLC
ENP Mendota	Illinois	ENP Mendota
InnFlex Holdings Inc.	Colorado	InnFlex Holdings Inc.
317 Mendota LLC	Illinois	317 Mendota LLC
PanaChem Solutions, Inc.	Panama	PanaChem Solutions, Inc.